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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 27, 2008
                      Commission File Number: 333-147086-01

                           TONGXIN INTERNATIONAL, LTD.
                        A British Virgin Islands company
                 (Translation of registrant's name into English)

                          199 Pierce Street, Suite 202
                           Birmingham, Michigan 48009
                     (Address of principal executive office)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

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     On May 22, 2008, William R. Herren resigned as Chairman of the Board, Chief
Executive Officer, Co-President and one of the Directors of the Company.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2008                      TONGXIN INTERNATIONAL, LTD.
                                        (Registrant)


                                        By: /s/ Rudy Wilson
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                                        Name: Rudy Wilson
                                        Title: Chief Operating Officer

                          [SIGNATURE PAGE TO FORM 6-K]